UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

Information for the semester

January-June 2015

We work for a better future for people

2Q15

Information for the semester

January-June

2015

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	30-06-15	Δ%	30-06-14	31-12-14
Balance sheet (million euros)
Total assets	689,071	11.7	617,131	651,511

Loans and advances to customers (gross)	393,158	11.0	354,202	366,536
Deposits from customers	363,373	13.3	320,796	330,686
Other customer funds	128,323	17.9	108,841	115,275

Total customer funds	491,695	14.4	429,637	445,961

Total equity	50,997	8.8	46,867	51,609

Income statement (million euros)
Net interest income	7,521	6.9	7,038	15,116
Gross income	11,554	11.4	10,368	21,357
Operating income	5,836	14.6	5,093	10,406
Income before tax	3,046	44.4	2,109	4,063
Net attributable profit	2,759	107.7	1,328	2,618
Data per share and share performance ratios
Share price (euros)	8.79	(5.6)	9.31	7.85
Market capitalization (million euros)	55,436	1.2	54,804	48,470
Net attributable profit per share (euros) (1)	0.43	101.0	0.21	0.42
Book value per share (euros)	8.28	3.7	7.98	8.01
P/BV (Price/book value; times)	1.1		1.2	1.0
Significant ratios (%)
ROE (Net attributable profit/average equity)	9.8		5.8	5.6
ROTE (Net attributable profit/average tangible equity)	11.4		6.7	6.5
ROA (Net income/average total assets)	0.77		0.52	0.50
RORWA (Net income/average risk-weighted assets)	1.45		0.93	0.90
Efficiency ratio	49.5		50.9	51.3
Cost of risk	1.16		1.24	1.25
NPL ratio	6.1		6.4	5.8
NPL coverage ratio	72		62	64
Capital adequacy ratios (%) (2)
CET1	12.3		11.6	11.9
Tier I	12.3		11.6	11.9

Total ratio	15.5		14.7	15.1

Other information
Number of shares (millions)	6,305	7.1	5,887	6,171
Number of shareholders	940,619	(1.4)	954,325	960,397
Number of employees (3)	114,228	4.4	109,450	108,770
Number of branches (3)	8,135	10.5	7,359	7,371
Number of ATMs (3)	24,337	13.8	21,383	22,159

General note: The financial information included in this document with respect to the stake in Garanti Group is presented as continuous with previous years, and integrated in the proportion corresponding to the Group’s percentage holding at 30-6-2015. For the reconciliation of the BBVA Group’s consolidated financial statements, see pages 42 and 43.

(1)	Adjusted by additional Tier I instrument remuneration.
(2)	The capital ratios are calculated under CRD IV, applying a 40% phase in for 2015.
(3)	Excluding Garanti.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-8)

•	Incorporation of Catalunya Banc (hereinafter Cx) from April 24, although this has had a practically neutral effect on the net attributable profit for the quarter.

•	Positive trend in revenue items: good performance of the most recurring items, payment of the Telefónica dividend and capital gains in net trading income (NTI) from the sales in the securities portfolio.

•	Operating expenses grow below gross income. Efficiency continues to improve.

•	Impairment losses on financial assets slightly below those in the previous quarter.

•	Sale on the stock market of 0.8% of China Citic Bank (CNCB) in the quarter, generating net gains after tax of €122m.

Balance sheet and business activity (pages 9-10)

•	Figures affected by the incorporation of Cx.

•	Excluding this effect, growing trend in gross customer lending and customer funds, with a reduction of NPA risks.

Solvency (page 11)

•	Sound capital position (fully-loaded CET1 ratio of 10.4% at the close of June 2015), clearly above regulatory requirements, and with an extraordinary quality (the fully-loaded leverage ratio was 5.9% on the same date).

•	Moody’s has upgraded its ratings for unsecured senior debt issued by BBVA (to Baa1) and for deposits (to A3), both with a stable outlook.

Risk management (pages 12-13)

•	Good performance in the main asset quality indicators on a comparable scale.

•	The incorporation of Cx increases the NPA ratio due to higher levels of non-performing loans, but the coverage ratio has increased.

The BBVA share (page 14)

•	Distribution to shareholders on July 16, 2015 of a cash amount for 8 cents of euro gross per share.

Business areas (starting on page 16)

•	The purchase of Cx was completed on April 24. With this operation, BBVA has acquired 1.5 million customers, doubled its market share in Catalonia and become the most important player in Spain.

•	BBVA has completed the acquisition of 14.89% stake in the share capital of Turkiye Garanti Bankasi, A.S. (Garanti Bank). The effects of this purchase are stated in the relevant event published on July 27th.

Other matters of interest

•	The Board of Directors has appointed Carlos Torres Vila as President and COO. It has also approved an organizational structure whose top priority is to boost the business and continue to grow profitably, increasing the number of customers with the focus on their satisfaction. To gain market share, customers and business, BBVA is committed to investing in new capabilities associated with customer experience, big data, technology and engineering, marketing and digital sales, and talent and new digital businesses.

•	BBVA has drawn up a new Code of Conduct to adapt to social, technological and regulatory changes. It strengthens the Bank’s commitment to its customers, employees and society as a whole.

Relevant events	3

Results

BBVA Group has generated a half-yearly net attributable profit of €2,759m. As already mentioned above, these earnings include those generated by Cx, whose effect is practically neutral at the level of net attributable profit.

Gross income

Net interest income increased year-on-year in the first six months thanks to increased activity in emerging countries and the United States and the reduction in the cost of deposits in Spain and Turkey.

Good performance of accumulated net fees and commissions in the half-year, despite the regulatory limitations that came into force recently in some countries. Overall, another positive performance from the more recurring revenue (net interest income plus net fees and commissions) through June 30.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2015		2014
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,858	3,663	4,248	3,830	3,647	3,391
Net fees and commissions	1,140	1,077	1,168	1,111	1,101	985
Net trading income	650	775	514	444	426	751
Dividend income	194	42	119	42	342	29
Income by the equity method	18	3	3	31	16	(14)
Other operating income and expenses	62	73	(287)	(234)	(215)	(90)
Gross income	5,922	5,632	5,765	5,223	5,317	5,051
Operating expenses	(2,942)	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,538)	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,106)	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(299)	(291)	(320)	(296)	(286)	(279)
Operating income	2,980	2,857	2,860	2,453	2,655	2,438
Impairment on financial assets (net)	(1,089)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(164)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(123)	(66)	(201)	(136)	(191)	(173)
Income before tax	1,604	1,442	978	976	1,092	1,017
Income tax	(429)	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	1,175	1,056	805	733	800	744
Results from corporate operations (2)	144	583	—	—	—	—
Net income	1,319	1,639	805	733	800	744
Non-controlling interests	(97)	(103)	(116)	(132)	(95)	(120)
Net attributable profit	1,223	1,536	689	601	704	624
Net attributable profit (excluding results from corporate operations)	1,078	953	689	601	704	624
Basic earnings per share (euros) (3)	0.19	0.24	0.11	0.09	0.11	0.10

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capitral gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from Cx operation.
(3)	Adjusted by additional Tier I instrument remuneration.

4	Group information

Consolidated income statement (1)

(Million euros)

	1H15	Δ%	Δ% at constant exchange rates	1H14
Net interest income	7,521	6.9	11.4	7,038
Net fees and commissions	2,216	6.2	4.7	2,086
Net trading income	1,425	21.1	25.2	1,176
Dividend income	236	(36.3)	(36.8)	371
Income by the equity method	21	n.m.	n.m.	1
Other operating income and expenses	135	n.m.	129.3	(305)
Gross income	11,554	11.4	10.7	10,368
Operating expenses	(5,718)	8.4	6.6	(5,275)
Personnel expenses	(2,998)	9.6	6.6	(2,734)
General and administrative expenses	(2,130)	7.8	7.4	(1,976)
Depreciation and amortization	(590)	4.5	4.0	(565)
Operating income	5,836	14.6	14.9	5,093
Impairment on financial assets (net)	(2,208)	1.5	1.2	(2,177)
Provisions (net)	(394)	(11.1)	(5.8)	(443)
Other gains (losses)	(188)	(48.3)	(48.3)	(365)
Income before tax	3,046	44.4	44.2	2,109
Income tax	(815)	44.1	49.3	(566)
Net income from ongoing operations	2,231	44.5	42.5	1,544
Results from corporate operations (2)	727	—	—	—
Net income	2,958	91.6	88.9	1,544
Non-controlling interests	(200)	(7.3)	14.3	(215)
Net attributable profit	2,759	107.7	98.3	1,328
Net attributable profit (excluding results from corporate operations)	2,031	52.9	46.0	1,328
Basic earnings per share (euros) (3)	0.43			0.21

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capitral gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from Cx operation.
(3)	Adjusted by additional Tier I instrument remuneration.

Quarterly NTI was below the figure reported for the first quarter, basically due to lower capital gains from portfolio sales. However, the cumulative half-yearly total is higher than in the same period of 2014 due mainly to the positive evolution of the Global Markets unit so far this year.

The dividends item basically includes the payment by Telefónica in May.

As a result of the above, the Group’s gross income for the first half of the year grew by 11.4% in year-on-year terms (up 10.7% at constant exchange rates) to €11,554m.

Results	5

Operating income

Operating expenses continue to be affected by the efforts to keep them in check in Spain, the Rest of Eurasia, and the

Corporate Center, as opposed to their growth in the rest of geographical areas, due to the year-on-year general appreciation of foreign currencies against the euro (though they depreciated over the quarter), and the high inflation in some countries. The

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1H15	Δ%	1H14
Personnel expenses	2,998	9.6	2,734
Wages and salaries	2,307	11.7	2,066
Employee welfare expenses	440	1.9	431
Training expenses and other	251	6.0	236
General and administrative expenses	2,130	7.8	1,976
Premises	493	7.5	459
IT	428	10.9	386
Communications	130	(8.1)	142
Advertising and publicity	176	1.2	174
Corporate expenses	48	4.0	46
Other expenses	641	12.3	571
Levies and taxes	214	7.1	199
Administration expenses	5,127	8.9	4,710
Depreciation and amortization	590	4.5	565
Operating expenses	5,718	8.4	5,275
Gross income	11,554	11.4	10,368
Efficiency ratio (Operating expenses/gross income, in %)	49.5		50.9

Operating expenses

(Million euros)

+8.4% (1)
5,275
5,718
2,613
2,682
2,662
2,681
2,770
2,736
2,905
2,770
2,776
2,772
2,942
2,946
At constant exchange rates
1Q
2Q
3Q
4Q
1Q
2Q
2014
2015

(1) At constant exchange rates: +6.6%.

Number of branches (1)

Spain
The United States
Turkey (1)
Mexico
South America
Rest of Eurasia
7,359
7,371
8,135
3,137
3,112
3,869
675
675
675
1,802
1,831
1,831
1,627
1,677
1,684
117
75
75
June 2014
December 2014
June 2015

(1) Excludes Garanti but includes BBVA's Representative Office in Turkey.

Number of ATMs (1)

Spain
The United States
Mexico
South America
Rest of Eurasia
21,383
22,159
24,337
5,956
5,909
7,226
1,024
1,013
1,021
8,327
8,996
9,713
5,976
6,186
6,322
100
55
55
June 2014
December 2014
June 2015

(1) Excluding Garanti.

Number of employees (1)

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
109,450
108,770
114,228
30,074
28,620
33,604
11,029
10,944
11,034
19
16
16
37,442
38,107
38,134
29,288
29,640
29,998
1,598
1,443
1,442
June 2014
December 2014
June 2015

(1) Excluding Garanti.

6	Group information

transformation plans the Group is undertaking in all its units also continue to affect costs. These programs are aimed at boosting alternative sales channels. Thanks to these programs, BBVA is already the leading financial institution in terms of customer satisfaction in Spain, both in mobile banking and online banking, according to the FRS ranking.

There was further improvement in the efficiency ratio (to 49.5% from 50.9% in the first half of 2014), thanks to the strength of revenue lines and control of overall costs, which boosted operating income over the half-year to €5,836m, 14.6% more than in the same period in 2014.

Provisions and other

Impairment losses on financial assets in the second quarter were slightly below the figure for the previous quarter. By areas, there was a fall in the Eurozone and a limited increase in the rest of the geographical areas very much in line with the increase in activity. Overall, the figure for the half-year is up 1.5% on the same period in 2014.

Transfers to provisions, which include the cost of the transformation plans, provisions for contingent liabilities and other commitments, as well as contributions to pension funds, total €394m in the half year (down 11.1% year-on-year).

Other earnings performed well over the half year, largely due to lower impairment losses on real-estate activity and foreclosed or acquired assets in Spain.

Profit

As a result of the above, net income from ongoing operations in the first half of 2015 grew year-on-year by 44.5%.

The results from corporate operations line includes the capital gains over the half year (€705m net of taxes) from various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB (of which 0.8% happened in the second quarter) and the credit of €22m, also net of taxes, for the badwill generated in the Cx deal.

As a result, the net attributable profit in the second quarter was €1,223m. The cumulative total for the first six months is €2,759m, a figure that is more than double that of the same period in 2014.

Results	7

By business area, banking activity in Spain has contributed €809m, real-estate activity in Spain generated a loss of €300m, the United States contributed €286m, Turkey €174m, Mexico €1,041m, South America €474m (€465m without Venezuela) and the Rest of Eurasia €43m.

BBVA Group excluding Venezuela

For a more uniform comparison (due to the exchange-rate impact), below is the Group’s income statement excluding Venezuela.

Consolidated income statement of BBVA Group excluding Venezuela (1)

(Million euros)

	1H15	Δ%	Δ% at constant exchange rates	1H14
Net interest income	7,427	17.9	10.8	6,298
Net fees and commissions	2,202	11.1	4.4	1,982
Net trading income	1,336	21.9	17.9	1,095
Other income/expenses	462	3.7	0.2	446
Gross income	11,426	16.4	9.8	9,821
Operating expenses	(5,684)	12.7	6.3	(5,042)
Operating income	5,742	20.2	13.6	4,779
Impairment on financial assets (net)	(2,199)	4.4	0.9	(2,105)
Provisions (net) and other gains (losses)	(551)	(28.5)	(29.3)	(771)
Income before tax	2,992	57.3	42.6	1,902
Income tax	(778)	58.1	43.8	(492)
Net income from ongoing operations	2,215	57.0	42.2	1,410
Results from corporate operations (2)	727	—	—	—
Net income	2,942	108.6	88.9	1,410
Non-controlling interests	(192)	23.5	12.7	(156)
Net attributable profit	2,749	119.2	98.3	1,254
Net attributable profit (excluding results from corporate operations)	2,022	61.2	45.9	1,254

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capitral gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from Cx operation.

8	Group information

Balance sheet and business activity

The BBVA Group’s business activity and balance sheet as of 30-Jun-2015 include the balances from Cx. Not including these, the observed trends are as follows:

•	General depreciation of exchange rates against the euro over the quarter.

•	Growth in gross lending to customers (up 7.3% since December 2014 at current exchange rates). In Spain, apart from the incorporation of Cx, more new loans have been granted, basically in the retail segment (mortgages, consumer finance and small businesses). At the close of the previous year, 1.1 million households are being financed by BBVA in Spain. Also worth noting is the positive trend in funding for SMEs, particularly in Mexico and South America. Of note in this respect is the SME support program “Camino al Éxito” (Road to Success), which was launched in South America at the end of March 2015.

•	Increase in customer deposits in all the areas, in line with previous quarters (up 9.9% year to date also at current exchange rates). In Spain, not including the Cx figures, the decline in the balance of time deposits moderated in the quarter, while current and savings accounts continue to grow.

Consolidated balance sheet (1)

(Million euros)

	30-06-15	Δ%	30-06-14	31-03-15	31-12-14
Cash and balances with central banks	30,192	11.0	27,210	27,553	33,908
Financial assets held for trading	82,693	3.9	79,589	94,883	83,427
Other financial assets designated at fair value	3,499	17.0	2,990	3,603	3,236
Available-for-sale financial assets	107,136	16.1	92,316	101,183	98,734
Loans and receivables	415,020	11.5	372,180	398,558	386,839
Loans and advances to credit institutions	29,074	4.3	27,874	33,672	28,254
Loans and advances to customers	374,888	10.6	339,063	360,265	351,755
Debt securities	11,058	110.9	5,243	4,622	6,831
Held-to-maturity investments	—	—	—	—	—
Investments in entities accounted for using the equity method	1,013	(24.4)	1,339	674	661
Tangible assets	8,753	17.2	7,466	8,057	8,014
Intangible assets	9,212	12.1	8,219	9,493	8,840
Other assets	31,553	22.2	25,822	28,593	27,851

Total assets	689,071	11.7	617,131	672,598	651,511

Financial liabilities held for trading	56,977	9.8	51,869	67,438	56,990
Other financial liabilities designated at fair value	3,746	10.4	3,395	3,903	3,590
Financial liabilities at amortized cost	546,480	12.2	486,889	518,819	509,974
Deposits from central banks and credit institutions	94,763	15.9	81,772	92,547	97,735
Deposits from customers	363,373	13.3	320,796	339,675	330,686
Debt certificates	62,299	(0.6)	62,645	58,259	59,393
Subordinated liabilities	16,126	16.7	13,821	15,723	14,118
Other financial liabilities	9,919	26.3	7,854	12,616	8,042
Liabilities under insurance contracts	10,333	0.7	10,266	11,193	10,471
Other liabilities	20,538	15.1	17,846	18,879	18,877

Total liabilities	638,074	11.9	570,264	620,232	599,902

Non-controlling interests	1,728	(15.6)	2,048	1,692	2,511
Valuation adjustments	(2,909)	35.6	(2,146)	327	(348)
Shareholders’ funds	52,177	11.1	46,965	50,347	49,446

Total equity	50,997	8.8	46,867	52,366	51,609

Total equity and liabilities	689,071	11.7	617,131	672,598	651,511

Memorandum item:
Contingent liabilities	37,812	7.7	35,098	38,923	37,070

(1)	Financial statements with the assets and liabilities of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Balance sheet and business activity	9

Loans and advances to customers

(Million euros)

	30-06-15	Δ%	30-06-14	31-03-15	31-12-14
Domestic sector	181,356	8.1	167,789	160,938	162,652
Public sector	22,998	(2.7)	23,637	23,106	23,362
Other domestic sectors	158,358	9.9	144,152	137,832	139,290
Secured loans	100,443	11.3	90,270	86,144	87,371
Other loans	57,915	7.5	53,881	51,688	51,920
Non-domestic sector	186,036	14.9	161,858	191,148	180,719
Secured loans	78,147	18.1	66,158	79,500	72,836
Other loans	107,889	12.7	95,701	111,648	107,883
Non-performing loans	25,766	4.9	24,554	22,787	23,164
Domestic sector	21,142	6.9	19,769	18,058	18,563
Non-domestic sector	4,624	(3.4)	4,785	4,729	4,601
Loans and advances to customers (gross)	393,158	11.0	354,202	374,873	366,536
Loan-loss provisions	(18,271)	20.7	(15,139)	(14,607)	(14,7.81)
Loans and advances to customers	374,888	10.6	339,063	360,265	351,755

Customer funds

(Million euros)

	30-06-15	Δ%	30-06-14	31-03-15	31-12-14
Deposits from customers	363,373	13.3	320,796	339,675	330,686
Domestic sector	178,581	15.8	154,244	150,512	145,251
Public sector	17,851	10.4	16,176	13,142	10,651
Other domestic sectors	160,729	16.4	138,069	137,370	134,600
Current and savings accounts	73,247	27.9	57,278	62,783	59,509
Time deposits	70,270	5.3	66,744	56,571	60,783
Assets sold under repurchase agreement and other	17,213	22.5	14,047	18,016	14,308
Non-domestic sector	184,792	11.0	166,552	189,163	185,435
Current and savings accounts	108,784	7.2	101,493	113,399	113,795
Time deposits	68,197	25.1	54,504	69,107	62,705
Assets sold under repurchase agreement and other	7,811	(26.0)	10,555	6,657	8,935
Other customer funds	128,323	17.9	108,841	127,364	115,275
Spain	78,789	19.7	65,799	74,824	69,943
Mutual funds	32,892	27.7	25,752	30,743	28,695
Pension funds	23,106	8.2	21,364	22,595	21,880
Customer portfolios	22,791	22.0	18,683	21,485	19,368
Rest of the world	49,534	15.1	43,042	52,540	45,332
Mutual funds and investment companies	26,125	13.4	23,046	26,798	24,087
Pension funds	6,283	37.2	4,580	6,349	5,484
Customer portfolios	17,126	11.1	15,416	19,394	15,761

Total customer funds	491,695	14.4	429,637	467,039	445,961

•	The increase in non-performing loans in the quarter is due basically to the incorporation of those from Cx. Not including these, the positive trend seen in previous quarters has been maintained.

•	Off-balance-sheet funds continue to perform very favorably, above all in Spain, although they have also increased in the other geographical areas.

•	Lastly, the use of digital channels continues to increase. At the close of the first half of the year, the Group had 13.5 million digital customers (including Garanti’s), with year-on-year growth of 20.6%. Of these, 7.0 million access these channels from mobile devices.

10	Group information

Solvency

Capital base

BBVA ended the first half of 2015 with comfortable capital levels clearly above the minimum regulatory requirements, and a leverage ratio (fully-loaded) that continues to compare very favorably with the rest of its peer group. The highlights in the period, apart from the incorporation of Cx, were the following:

•	New “dividend option” program in April for 13 cents of euro gross per share, which was highly successful: 90.3% of shareholders chose to receive bonus BBVA shares, which resulted in the issue of 80,314,074 new ordinary shares, totaling a share capital increase with a nominal value of €39,353,896.26.

•	Distribution to shareholders on July 16th of a cash amount of 8 cents of euro gross per share, which has involved a disbursement of €504.4m.

•	Issue of subordinated debt by BBVA Compass and BBVA Colombia for USD 700 million and USD 400 million, respectively.

•	Exercise of the early repayment option for eight issues of preferred debt and eight subordinated debt issues subject to grandfathering.

•	Lastly, increase in risk weighted assets –RWA– (up 1.6% in the quarter and up 0.6% over the year). During the quarter, impacts such as increased lending activity outside Spain and the incorporation of Cx have been offset by the general depreciation of currencies, as well as by the sale of BBVA Group’s stake in CNCB and the switch to advanced models of the portfolios from Unnim.

•	These factors, together with the other impacts of CET1 (organic growth and declines due to exchange rates), bring the phased-in core capital ratio to 12.3% (10.4% fully-loaded).

•	BBVA Group continues to maintain a high leverage ratio (6.2% using phased-in criterion).

Ratings

After the publication by Moody’s of the new bank rating methodology on March 16, the agency has upgraded by one notch the rating for the senior unsecured debt issued by BBVA from Baa2 to Baa1, with a stable outlook (1 notch above Spain’s sovereign rating), and the rating for BBVA’s deposits by two notches, from Baa2 to A3, also with a stable outlook, as was anticipated in the first quarter.

Ratings

	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB	A-2	Stable

Capital base

(Million euros)

	CRD IV phased-in
	30-06-15	31-03-15	31-12-14	30-09-14	30-06-14
Common equity Tier I	43,422	43,995	41,832	40,422	38,978
Capital (Tier I)	43,422	43,995	41,832	40,422	38,978
Other eligible capital (Tier II)	11,276	10,686	10,986	10,893	10,421
Capital base	54,698	54,681	52,818	51,316	49,399
Risk-weighted assets	352,782	347,096	350,803	345,381	336,584
Total ratio (%)	15.5	15.8	15.1	14.9	14.7
CET1 (%)	12.3	12.7	11.9	11.7	11.6
Tier I (%)	12.3	12.7	11.9	11.7	11.6
Tier II (%)	3.2	3.1	3.1	3.2	3.1

Solvency	11

Risk management

Credit risk

In the first half of 2015 the main variables related to the Group’s credit risk management have been positive. The increase in credit risk and non-performing loans, as well as the performance of the main risk indicators, have been affected by the incorporation of Cx. On a comparable basis, the general tone remains positive.

•	The Group’s credit risk has increased by 4.2% in the quarter (down 1.9% excluding Cx) and 6.7% in the semester.

•	Non-performing loans amount to €26,369m. Excluding those from Cx, this heading declined 3.1% in the quarter to €22,476m, mainly from the business in Spain and Europe.

Credit risks (1)

(Million euros)

	30-06-15	31-03-15	31-12-14	30-09-14	30-06-14
Non-performing loans and contingent liabilities	26,369	23,184	23,590	24,405	24,980
Credit risks	430,870	413,687	403,633	397,952	389,355
Provisions	18,909	15,002	15,157	15,335	15,515
NPL ratio (%)	6.1	5.6	5.8	6.1	6.4
NPL coverage ratio (%)	72	65	64	63	62
NPL ratio (%) (excluding Cx)	5.5	—	—	—	—
NPL coverage ratio (%) (excluding Cx)	65	—	—	—	—

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	2Q15	1Q15	4Q14	3Q14	2Q14
Beginning balance	23,184	23,590	24,405	24,980	25,445
Entries	2,223	2,359	2,363	2,429	2,092
Recoveries	(1,643)	(1,751)	(1,935)	(1,840)	(1,781)
Net variation	580	608	427	589	311
Write-offs	(1,105)	(1,152)	(1,248)	(1,297)	(961)
Exchange rate differences and other	3,709	138	5	133	185
Period-end balance	26,369	23,184	23,590	24,405	24,980
Memorandum item:
Non-performing loans	25,766	22,787	23,164	23,983	24,554
Non-performing contingent liabilities	602	398	426	422	426

12	Group information

•	26.0% increase in loan-loss provisions since the end of March and 24.8% since the end of 2014. Not including Cx, there was a 2.4% decline since 31-Mar-2015.

•	As a result, the NPA and coverage ratios are up in the quarter. On a uniform basis, the trend in the NPA and coverage ratios is favorable, since the NPA ratio fell by 7 basis points, while the coverage ratio increased 0.4 percentage points against the close of March.

•	Lastly, improvement in the cost of risk (1.16% accumulated to June 2015, compared with 1.21% in the previous quarter).

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in price formation.

In the second quarter of 2015, the liquidity conditions have remained comfortable across BBVA’s global footprint:

•	The fourth TLTRO auction was held in June, at which BBVA borrowed €4,000m.

•	The long-term wholesale funding markets have remained stable in Europe and in the other geographical areas where the Group operates.

•	Short-term funding has also continued to perform extremely well, in a context marked by a high level of liquidity.

•	In general, the financial soundness of the Group’s banks is based on the funding of lending activity, basically through the use of customer funds.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term

investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The second quarter of the year was characterized by the volatility of the currencies of emerging economies, affected by weak global growth. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2015 is also managed.

Interest rate

The aim of managing this risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

In the second quarter of 2015, the results of this management have been satisfactory, with limited risk strategies in Europe, the United States and Mexico. The amount of NTI generated in these geographical regions is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Attributable economic risk capital (ERC) consumption at the end of June stood at €31,071m, up 0.8% in the quarter. The most significant aspect in the period has been the increase in ERC as a result of the integration of Cx (affecting mainly credit and fixed-asset risk).

Risk management	13

The BBVA share

In the first half of 2015, the global economy slowed its pace of growth due to the contraction of activity in the United States, considered to be temporary, and the slowdown of the main emerging economies. This has taken place against a backdrop of a steady upturn in financial volatility, some geopolitical tension, the gradual recovery of inflation rates and accommodative monetary policies, in the lead-up to the start of interest-rate rises in the United States.

The main stock-market indices ended the period with gains so far this year (+4.8% for the Ibex 35, +8.8% for Euro Stoxx 50 and +0.2% for the S&P 500), although there were falls over the quarter (–6.5% for the Ibex 35, –7.4% for the Euro Stoxx 50 and –0.2% for the S&P 500). At the industry level, Euro Stoxx Banks lost 4.9% over the quarter, though it posted cumulative gains of 11.4% in 2015. However, the S&P Regional Banks in the U.S. posted a quarterly gain of 4.6% and 3.7% as a cumulative total for the year so far.

The BBVA share closed on June 30, 2015 at €8.79 (+11.9% in 2015 and –6.5% since March), with a better evolution than the Euro Stoxx 50 (both in the year to date and over the quarter), and also the Ibex 35 since the end of 2014. Its weighting in the Ibex 35 and the Euro Stoxx 50 has increased slightly with respect to the previous quarter, to 10.58% in the Ibex 35 and 2.54% in the Euro Stoxx 50.

The BBVA share and share performance ratios

	30-06-15	31-03-15
Number of shareholders	940,619	944,631
Number of shares issued	6,305,238,012	6,224,923,938
Maximum price (euros)	9.77	9.60
Minimum price (euros)	8.51	7.21
Closing price (euros)	8.79	9.41
Book value per share (euros)	8.28	8.09
Market capitalization (million euros)	55,436	58,564
Price/book value (times)	1.1	1.2
PER (Price/earnings; times)	15.1	15.9
Yield (Dividend/price; %) (1)	4.2	4.3

(1)	Calculated by dividing the median of the forecast dividend per share of a consensus of analysts by the BBVA share price at the end of each quarter.

With respect to shareholder remuneration, apart from the execution in April of the new “dividend option” program (see section on Solvency), the Board of Directors of BBVA agreed on July 1st the distribution of an amount of 8 cents of euro gross for each of the outstanding shares, paid on July 16, 2015.

14	Group information

Responsible banking

The highlights of the period in terms of responsible banking were as follows:

•	Creation of a unit specifically dedicated to responsible banking (Responsible Business). The unit allows BBVA to enhance the integration of all aspects related to responsible banking into the business and its relations with the different stakeholders, while reaffirming its commitment to make people the focus of its strategy.

•	The presentation of the 2014 Social Impact Report of BBVA in Spain, which explains simply and directly the Bank’s influence on society and shows how its products and services are improving the lives of people across the age spectrum, from financial literacy programs for children and scholarships for young people to finance for adults and pension plans. It also stresses two issues that are of concern to the general population: housing and unemployment. BBVA has adopted a social housing policy that has prevented the most vulnerable families from being left without a home. With respect to the labor market, over 100,000 jobs, accounting for 0.6% of the occupied active population in Spain, are linked to BBVA’s activity.

In addition, BBVA has renewed its place on the Ethibel Excellence, Euronext Vigeo (Eurozone and Europe) and MSCI Global sustainability indices.

TCR Communication

BBVA has anticipated the risk warning light for financial products proposed by the Securities Exchange Commission (CNMV), developing TCR leaflets to explain the vast majority of its financial products (90%) clearly and fully.

Financial Literacy

For the second year in a row, BBVA Bancomer has won the award for Best Financial Literacy Program for Children at the EIFLE Awards organized by the Institute for Financial Literacy. Since the launch of “Valores de Futuro” (Future Values), more than 100,000 workshops have been run, benefiting over 25,000 children and young people.

BBVA Compass has taken a further step to improve people’s financial future with the launch of two websites: Money Fit and Great Ideas for Small Businesses.

Products with a high social impact

BBVA has signed an agreement with the European Investment Bank (EIB) to help kick-start the economy and boost job creation in Spain. It consists of a credit line of €1 billion to help finance SMEs.

BBVA Colombia has joined the “40,000 Primeros Empleos” (40,000 First Jobs) program, a Colombian government initiative that aims to help young people find their first job.

Momentum Project Spain is into its fifth year. The 15 entrepreneurship projects selected will have access to a training program, strategic mentoring and finance which will help them improve their projects, multiply their impact and develop sustainable business models.

BBVA has called for applications for a new edition of the BBVA Open Talent awards, which recognize innovative startups that are transforming financial services, or are linked to security, user experience or big data.

BBVA Suma has launched a donation campaign to collaborate with Nepal.

Society

Education for society

The BBVA Bancomer Foundation and the National Institute for Adult Education (INEA) have concluded an agreement to work together on the National Campaign for Literacy and Defeat of Educational Backwardness.

Ruta BBVA has presented its 30th edition. This year, the 176 participants will travel through Spain and Colombia on a route called an “adventure to the emerald country”.

The environment

BBVA has joined the Spanish Green Growth Group, a public-private partnership platform that aims to make joint progress in the fight against climate change and toward a low-carbon economy. In May, the Group presented the Barcelona Declaration, a document that includes 10 recommendations designed to create an appropriate environment for transforming the potential of a low-carbon economy into economic growth and employment.

Through the Digitization & NFT (New Forms of Work) project, the Bank in Spain has got rid of paper equivalent to 350 tons.

Science and Culture

The BBVA Foundation has held the 7th Frontiers of Knowledge Awards, which recognize people who have made particularly significant progress in a wide range of areas.

The team

BBVA has been named one of the Best Companies to Work For in Latin America in 2015 in the annual ranking prepared by Great Place to Work. The overall recognition has been achieved thanks to the local awards received in Argentina, Chile, Mexico, Paraguay, Peru and Venezuela.

The Territorios Solidarios program, now in its fourth year, aims to continue encouraging the greatest possible participation among employees resident in Spain to carry out projects headed up by non-profit organizations.

Responsible banking	15

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows a summary of the income statement and balance sheet, data on business activity and the most significant ratios in each of them.

In 2015 changes have been made to the reporting structure of BBVA Group’s business areas with respect to that in place during 2014. Due to the agreement to increase of the stake in the Turkish bank Garanti to 39.9%, its balance sheet and earnings are presented separately from the rest of Eurasia. Thus, the business areas are:

•	Banking activity in Spain includes, as in previous years, the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management. It also includes the portfolios, funding and structural interest-rate positions of the euro balance sheet. And from April 24th brings together the activity, balance sheet and results of Cx banking business.

•	Real-estate activity in Spain basically covers lending to real-estate developers and foreclosed real-estate assets in the country (including those coming from Cx).

•	The United States encompasses the business conducted by the Bank in that country through BBVA Compass, the office in New York and the US companies Simple and Spring Studio bought in February 2014 and April 2015 respectively as part of BBVA’s strategy to lead the technological transformation of the financial industry.

•	Turkey includes BBVA’s stake in the Turkish bank Garanti (25.01%, as the additional 14.89% will follow in the third quarter of 2015.

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes the banking and insurance businesses that BBVA carries out in the region.

•	The rest of Eurasia includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the

Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group that are commented at various points in this report.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Turkey the results of applying constant exchange rates are given in addition to the variations at current exchange rates.

The Group compiles information by areas based on units at the lowest level, and all the data related to the business they manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area in which they carry out their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to ERC criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different

16	Business areas

entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread, that is established based on the conditions and outlook of the financial markets in this respect. There are also agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are made to eliminate double entries in the results of two or more units as a result of cross-selling incentives between businesses.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
1H15
Net interest income	7,521	1,982	(14)	881	425	2,734	1,652	85	7,746	(225)
Gross income	11,554	3,711	(56)	1,332	510	3,558	2,297	265	11,617	(63)
Operating income	5,836	2,208	(125)	449	289	2,248	1,283	89	6,441	(605)
Income before tax	3,046	1,152	(437)	390	219	1,380	927	66	3,698	(652)
Net attributable profit	2,759	809	(300)	286	174	1,041	474	43	2,528	230
1H14
Net interest income	7,038	1,869	(22)	693	314	2,354	2,061	95	7,363	(325)
Gross income	10,368	3,384	(118)	1,037	442	3,134	2,362	463	10,703	(335)
Operating income	5,093	1,965	(193)	324	255	1,980	1,317	298	5,945	(852)
Income before tax	2,109	868	(661)	266	196	1,188	956	253	3,066	(957)
Net attributable profit	1,328	608	(465)	196	155	900	481	208	2,083	(755)

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Breakdown of gross income, operating income and net attributable profit by geography (1)

(1H15. Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	31.9	31.5	11.5	4.4	30.6	19.8	2.3
Operating income	34.3	32.3	7.0	4.5	34.9	19.9	1.4
Net attributable profit	32.0	20.1	11.3	6.9	41.2	18.8	1.7

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	17

Banking activity in Spain

Highlights
•	Integration of Cx since April 24.
•	Continuing growth in origination of new loans.
•	Very favorable trend in all revenue items.
•	Good performance of risk indicators.

18	Business areas

Macro and industry trends

The recovery in the Spanish economy is becoming more firmly established thanks to factors that are both external (stimulus measures by the European Central Bank (ECB), depreciation of the euro over the year and a reduction in the price of oil) and domestic (increased confidence in the private sector, incipient recovery of the real-estate market, job creation and a less restrictive fiscal policy).

In the banking system, the trend in recovery over the last few months continues. The total figure of non-performing loans continues to fall and the NPA ratio is still improving (with information of the Bank of Spain available as of May 2015 it stands at 11.4%, the best figure since May 2013). In activity, the deleveraging process is still underway (the volume of loans is down 4.6% year-on-year, also according to Bank of Spain data available as of May 2015), despite the fact that the flow of new loans continues to improve (up 18.0% year-on-year as of May 2015).

Activity

The purchase of Catalunya Banc was completed on April 24. As of June 30, this bank contributed €23,459m to the loan book and €29,555m in customer funds.

As a result, the loan book in the area increased by 12.9% in the year so far and 13.5% over the quarter. Excluding the effect of the change in the basis of comparison due to Cx, the rate of year-on-year decline in gross customer lending is continuing to level off every quarter (down 0.6% since December 2014), thanks to the good performance of new loans, above all to the retail sector (mortgages, consumer finance and small businesses).

With respect to asset quality, the incorporation of Cx has led to an increase in non-performing loans, and as a result a rise in the NPA ratio, but also an increased coverage ratio. On a comparable basis, there was a notable reduction in NPA flows over the quarter, thanks to the limitation of gross additions and a good rate of recoveries. As a result, the NPA ratio improved by 4 basis points over the quarter, with a stable coverage ratio compared with the data as of the close of March 2015 (up 0.8 percentage points compared with the figure for 31-Mar-2015).

Growth in customer deposits under management since December 2014 of 15.6% (up 17.2% over the quarter). Excluding the Cx data, there has been a fall of 2.5% due to the reduction

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H15	Δ%	1H14
Net interest income	1,982	6.1	1,869
Net fees and commissions	810	10.5	733
Net trading income	675	5.0	642
Other income/expenses	244	74.2	140
Gross income	3,711	9.7	3,384
Operating expenses	(1,503)	5.9	(1,419)
Personnel expenses	(869)	1.4	(857)
General and administrative expenses	(578)	13.4	(510)
Depreciation and amortization	(56)	6.9	(52)
Operating income	2,208	12.4	1,965
Impairment on financial assets (net)	(775)	(9.7)	(859)
Provisions (net) and other gains (losses)	(280)	17.6	(238)
Income before tax	1,152	32.8	868
Income tax	(341)	32.3	(258)
Net income	811	33.0	610
Non-controlling interests	(2)	9.0	(2)
Net attributable profit	809	33.1	608

Balance sheet	30-06-15	Δ%	30-06-14
Cash and balances with central banks	7,922	35.8	5,835
Financial assets	122,872	9.7	112,019
Loans and receivables	216,897	11.2	195,026
Loans and advances to customers	187,962	8.4	173,370
Loans and advances to credit institutions and other	28,936	33.6	21,656
Inter-area positions	1,260	(80.7)	6,521
Tangible assets	701	(5.0)	738
Other assets	2,290	37.6	1,665

Total assets/liabilities and equity	351,943	9.4	321,805

Deposits from central banks and credit institutions	61,816	13.4	54,519
Deposits from customers	187,968	15.9	162,241
Debt certificates	43,677	(9.5)	48,275
Subordinated liabilities	2,202	(0.1)	2,204
Inter-area positions	—	—	—
Financial liabilities held for trading	41,361	(3.1)	42,694
Other liabilities	6,220	70.5	3,647
Economic capital allocated	8,698	5.8	8,223

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross)	196,615	173,234	178,656
Customer deposits under management (1)	159,725	136,250	141,510
Mutual funds	32,892	30,743	25,752
Pension funds	23,106	22,595	21,364
Efficiency ratio (%)	40.5	39.5	41.9
NPL ratio (%)	6.8	5.9	6.3
NPL coverage ratio (%)	62	46	44
Cost of risk (%)	0.86	0.99	0.97

(1)	Excluding repos.

Banking activity in Spain	19

in the balance of funds in time deposits (down 8.8%) and their transfer to current and savings accounts (up 11.1%) and mutual funds (up 7.7%), as mentioned in recent quarters. It is also worth noting that the rate of decline in time deposits has slowed this quarter.

Results

The incorporation of Cx affects the different lines in the area’s income statement, but the effect is practically neutral at the level of net attributable profit. The most significant aspects in the half year are as follows:

Positive trend in more recurring revenue:

•	Year-on-year growth in net interest income (up 6.1% with the figures of Cx and up 3.1% on a comparable basis), basically due to cheaper deposits, both retail (reduction in the cost of deposits) and wholesale. As a result, customer spreads barely moved in the quarter, despite the abundance of liquidity in the system and to the fact that the average yield on assets is strongly influenced by the trend in interest rates.

•	Good performance of income from fees and commissions (up 10.5% year-on-year including Cx and up 6.3% not including those from Cx), the best figure in the last six quarters, despite the regulatory limitations currently in place governing credit cards and pension fund management. This positive performance is determined by the excellent trend in fees and commissions from funds, both in terms of the volume under management and their mix, and by the plans underway to improve this revenue heading.

Greater contribution of NTI than in the first half of 2014, mainly due to the positive performance of the Global Markets unit.

Growth of operating expenses (up 5.9%) although below the figure for gross income (up 9.7%) as a consequence of the inclusion of Cx and the related integration costs. On a comparable basis, expenses continue in check (down 0.3% year-on-year).

Impairment losses on financial assets continue the declining trend of previous quarters. They have fallen by 9.7% in year-on-year terms and 15.8% over the quarter. As a result the cumulative cost of risk for the half-year has fallen to 0.86%.

Provisions (net) and other gains/losses are in line with expectations. This heading includes the costs derived from the transformation process, as mentioned in previous quarters.

As a result, the net attributable profit generated by banking activity in Spain in the first half of 2015 was €809m, a year-on-year increase of 33.1%.

20	Business areas

Real-estate activity in Spain

Highlights
•	Integration of Cx real-estate activities since April 24.
•	Stabilization of prices.
•	Negative contribution to earnings continues to decline.

Industry trends

The increase in new loan production has begun to support the moderate recovery in home sales, which in the first five months of 2015 grew year-on-year by 4.7%. The improved demand is resulting in an increase in construction activity (new home starts are 30% up on 2014) and is contributing to the stabilization of prices.

Exposure

BBVA continues with the strategy of reducing its net exposure to the real-estate sector in Spain. However, with the incorporation of Cx, the net exposure of the group in Spain as of 30-Jun-2015 stood at €13,147m, up 5.6% in the quarter and 4.8% since 31-Dec-2014.

Non-performing loans, excluding those from Cx, have fallen again over the quarter, with new additions to NPA remaining in check over the period. Including Cx’s, NPLs increased 1.6% since the end of March (+0.9% if in addition, substandard volumes are taken into consideration). Thus, the coverage of NPLs and substandard loans was 55% as of 30-Jun-2015. In terms of the total real-estate exposure, including the outstanding loans to developers, foreclosed assets and other BBVA and Cx assets, the coverage ratio stands at 50%.

Sales of real-estate assets in the quarter (excluding Cx) totaled 2,414 units, or 5,465 if the sales of developer assets on the balance-sheet are added to this sum. In the second quarter of 2015, the number of sales increased on the previous quarter by 33%, although it is still at figures that are very similar to those of the same period in 2014 (down 3.8%). Progress continues in the shift in strategy begun in 2014 for selective sales that prioritize profitability.

Coverage of real-estate exposure in Spain

(Million of euros as of 30-06-15)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	8,212	4,533	55
NPL	7,213	4,212	58
Substandard	999	321	32
Foreclosed real-estate and other assets	15,223	8,480	56
From real-estate developers	9,140	5,323	58
From dwellings	4,815	2,540	53
Other	1,268	617	49

Subtotal	23,435	13,013	56

Performing	2,725	—	—
With collateral	2,413
Finished properties	1,880
Construction in progress	299
Land	234
Without collateral and other	312
Real-estate exposure	26,160	13,013	50

Real-estate activity in Spain	21

Results

BBVA’s real-estate business in Spain registered a loss of €300m in the first half of 2015 (including

Cx), lower than the figure of €465m on the same period in 2014, basically due to the reduced need for loan-loss and real-estate provisions, as well as improved results from sales.

Financial statements

(Million euros)

Income statement	1H15	Δ%	1H14
Net interest income	(14)	(35.1)	(22)
Net fees and commissions	1	57.8	1
Net trading income	2	n.m.	0
Other income/expenses	(45)	(53.9)	(97)
Gross income	(56)	(52.6)	(118)
Operating expenses	(69)	(8.2)	(75)
Personnel expenses	(36)	(8.7)	(40)
General and administrative expenses	(21)	(12.6)	(24)
Depreciation and amortization	(12)	2.5	(12)
Operating income	(125)	(35.3)	(193)
Impairment on financial assets (net)	(116)	(8.1)	(126)
Provisions (net) and other gains (losses)	(196)	(42.5)	(341)
Income before tax	(437)	(33.9)	(661)
Income tax	136	(30.0)	195
Net income	(301)	(35.5)	(466)
Non-controlling interests	0	(68.1)	1
Net attributable profit	(300)	(35.4)	(465)

Balance sheet	30-06-15	Δ%	30-06-14
Cash and balances with central banks	7	22.1	6
Financial assets	555	48.7	373
Loans and receivables	8,532	(12.1)	9,711
Loans and advances to customers	8,532	(12.1)	9,711
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,608	11.0	1,449
Other assets	7,217	(0.5)	7,256

Total assets/liabilities and equity	17,919	(4.7)	18,795

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	174	153.6	69
Debt certificates	—	—	—
Subordinated liabilities	870	(0.7)	876
Inter-area positions	13,422	(6.4)	14,346
Financial liabilities held for trading	—	—	—
Other liabilities	0	n.m.	—
Economic capital allocated	3,453	(1.4)	3,504

22	Business areas

The United States

Highlights
•	Activity continues the growing trend of previous periods.
•	Positive performance of all revenue items.
•	Incorporation of Spring Studio in April.
•	Risk indicators continue at minimum levels.

The United States	23

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H15	Δ%	Δ% (1)	1H14
Net interest income	881	27.3	3.6	693
Net fees and commissions	317	18.4	(3.6)	268
Net trading income	117	57.8	28.6	74
Other income/expenses	16	n.m.	n.m.	2
Gross income	1,332	28.5	4.6	1,037
Operating expenses	(883)	23.8	0.8	(713)
Personnel expenses	(508)	22.8	0.0	(414)
General and administrative expenses	(270)	27.2	3.6	(212)
Depreciation and amortization	(104)	20.3	(2.1)	(87)
Operating income	449	38.7	13.0	324
Impairment on financial assets (net)	(62)	50.3	22.3	(42)
Provisions (net) and other gains (losses)	3	n.m.	n.m.	(16)
Income before tax	390	46.6	19.4	266
Income tax	(104)	48.7	21.0	(70)
Net incomes	286	45.9	18.8	196
Non-controlling interests	0	50.0	22.1	0
Net attributable profit	286	45.9	18.8	196

Balance sheet	30-06-15	Δ%	Δ% (1)	30-06-14
Cash and balances with central banks	4,608	19.2	(2.4)	3,867
Financial assets	14,897	90.2	55.8	7,834
Loans and receivables	58,722	38.6	13.5	42,370
Loans and advances to customers	56,414	38.1	13.1	40,857
Loans and advances to credit institutions and other	2,308	52.6	25.0	1,512
Inter-area positions	100	n.m.	n.m.	9
Tangible assets	769	17.6	(3.6)	653
Other assets	1,713	(18.9)	(33.6)	2,112

Total assets/liabilities and equity	80,809	42.2	16.5	56,845

Deposits from central banks and credit institutions	7,806	63.9	34.3	4,761
Deposits from customers	57,569	30.8	7.1	44,024
Debt certificates	896	n.m.	n.m.	—
Subordinated liabilities	1,405	115.7	76.7	651
Inter-area positions	—	—	—	—
Financial liabilities held for trading	4,581	n.m.	n.m.	183
Other liabilities	5,624	16.3	(4.7)	4,834
Economic capital allocated	2,929	22.5	0.4	2,391

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross) (1)	57,176	55,653	50,653
Customer deposits under management (1-2)	56,458	56,179	51,791
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	66.3	65.9	68.8
NPL ratio (%)	0.9	0.9	0.9
NPL coverage ratio (%)	151	164	168
Cost of risk (%)	0.23	0.23	0.21

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

Macro and industry trends

GDP contracted in the first quarter of 2015, although this is considered to be temporary due to the strength exhibited by the labor market and its effect on disposable income, as well as spending on private consumption. Against this backdrop, a start to the normalization of monetary policy by the Federal Reserve (Fed) is considered feasible, although the trend in interest rate increases will likely be steady given the lack of inflationary pressure and a somewhat uncertain global environment.

With regard to exchange rates, the U.S. dollar weakened against the euro in the second quarter, in contrast with the appreciation seen in the first few months of the year. However, the divergence between ECB monetary policies (extension of the debt purchase program) and the Fed (moving toward interest rate increases), the difference in growth between the United States and the Eurozone, and the instability arising from the management of the Greek crisis, will all continue to provide support for the U.S. dollar. All the rates of change below are expressed at a constant exchange rate, unless expressly stated otherwise.

The banking sector performance has been positive with respect to its main risk indicators, with the NPA ratio at historical lows compared to the last decade. In terms of activity, both lending and deposits continue to grow at positive rates.

Activity

Lending maintained its upward trend of prior periods, up 6.1% since the end of the year and 2.7% over the quarter. There has been significant growth in all of the portfolios, particularly developer (up 13.1% since December 2014, although starting from a lower base), commercial (up 7.8% since 31-Dec-2014) and consumer finance (up 7.5% over the same period).

Asset quality indicators remain at the minimum cyclical levels, with a NPA ratio (0.9%) that is relatively the same as at the close of March 2015 and a coverage ratio of 151%. The cumulative cost of risk over the first half of the year is at a very similar level to that in the first quarter of 2015.

Customer deposits under management maintained the strength of previous quarters, with year-over-year growth of 3.9%. Time deposits increased more (up 8.6%) during the quarter than current and savings accounts (up 2.5%).

24	Business areas

Results

The area generated a net attributable profit over the quarter 7.2% higher than the first quarter of the year. Year to date this heading amounted to €286m, 18.8% up over the figure for the first half of 2014. The most relevant points are as follows:

•	Positive quarterly and year-over-year growth in net interest income (up 0.8% and 3.6% respectively) due to strong balance sheet activity. Customer spreads have stabilized.

•	Net fees and commissions maintained the same trend as in previous quarters.
•	NTI is higher than in the same period last year as a result of capital gains from the sale of ALCO portfolios and the positive performance of the Global Markets unit over the half year.

•	Operating expenses increased but significantly below the growth rate of gross income and despite the incorporation of Spring Studio in the quarter. This is a California based company focused on design specialized around consumer experience.

•	Finally, impairment losses on financial assets increased year-over-year by 22.3% through the first six months of 2015 due in part to growth in activity, although the cost of risk remains at very low levels.

The United States	25

Turkey

Highlights
•	Strong growth in lending continues.
•	Good performance of customer funds and good management of the cost of funding.
•	Outstanding net interest income.
•	Stable asset quality indicators.

26	Business areas

Macro and industry trends

Turkey’s real GDP registered year-on-year growth in the first quarter of 2015 that was better than expected by the market, thanks to strong private consumption, which has offset the greater weakness of exports in the quarter. The outlook for the year as a whole remains favorable, despite the high level of inflation, the depreciation accumulated by the Turkish lira, and political uncertainty, which together significantly limit the Central Bank’s (CBRT) room for maneuver for carrying out further cuts in reference interest rates.

As regards the banking sector, lending growth picked up steam in the second quarter of the year, posting a year-on-year rise of 25% in May according to information from CBRT, supported by growth in the corporate segment. Customer fund gathering in the private sector has increased by 20% (also according to information from CBRT as of May). The NPA ratio in the sector remains stable at around 3%. Lastly, the sector has sound capitalization and profitability levels.

Activity

All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

Gross lending to customers remains strong (up 11.4% over the year and 3.7% in the quarter), supported by the positive performance of the mortgage loan portfolio (up 14.1% since December and 7.3% in the quarter), consumer lending (up 5.7% since 31-Dec-2014 and 2.2% since March) and credit cards (up 7.3% since the end of 2014 and 6.1% in the quarter). In all three, Garanti maintains its leading position with gains in market share in the quarter, based on the figures for the system published by the regulator (BRSA). There has been a moderation in the quarterly increase in the so-called general purpose loans (unsecured personal loans) in Garanti and lower demand for foreign-currency loans as a result of exchange-rate volatility.

The main asset quality indicators remain stable. The NPA ratio increased by a mere 2 basis points since March 31 and the coverage ratio is up 0.9 percentage points, in both cases better than the average for the sector.

Customer deposits continue to grow, with an increase of 2.8% in the quarter and 12.2% over the year. In Garanti, there has been moderate growth in Turkish lira-denominated customer funds and a significant increase in foreign-currency deposits

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement (1)	1H15	Δ%	Δ% (2)	1H14
Net interest income	425	35.5	30.7	314
Net fees and commissions	98	3.6	(0.1)	95
Net trading income	(22)	n.m.	n.m.	26
Other income/expenses	9	21.6	17.2	7
Gross income	510	15.6	11.5	442
Operating expenses	(221)	18.9	14.7	(186)
Personnel expenses	(112)	14.4	10.4	(97)
General and administrative expenses	(91)	27.1	22.6	(72)
Depreciation and amortization	(19)	9.6	5.7	(17)
Operating income	289	13.2	9.1	255
Impairment on financial assets (net)	(71)	40.6	35.6	(50)
Provisions (net) and other gains (losses)	1	n.m.	n.m.	(9)
Income before tax	219	11.5	7.5	196
Income tax	(44)	6.5	2.7	(41)
Net income	174	12.9	8.9	155
Non-controlling interests	—	—	—	—
Net attributable profit	174	12.9	8.9	155

Balance sheet (1)	30-06-15	Δ%	Δ% (2)	30-06-14
Cash and balances with central banks	2,317	5.0	8.6	2,206
Financial assets	4,298	4.3	7.8	4,122
Loans and receivables	15,037	14.8	18.7	13,096
Loans and advances to customers	13,796	16.7	20.6	11,824
Loans and advances to credit institutions and other	1,241	(2.5)	0.9	1,272
Tangible assets	183	1.0	4.4	181
Other assets	665	7.4	11.0	619

Total assets/liabilities and equity	22,499	11.3	15.0	20,224

Deposits from central banks and credit institutions	4,231	0.3	3.7	4,219
Deposits from customers	12,018	16.1	20.0	10,354
Debt certificates	1,258	10.4	14.2	1,139
Subordinated liabilities	23	(3.3)	(0.1)	24
Financial liabilities held for trading	242	101.6	108.4	120
Other liabilities	3,725	5.0	8.6	3,548
Economic capital allocated	1,002	22.1	26.3	821

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross) (2)	14,355	13,845	11,868
Customer deposits under management (2-3)	11,644	11,323	9,667
Mutual funds	352	365	374
Pension funds	563	572	444
Efficiency ratio (%)	43.4	44.0	42.2
NPL ratio (%)	2.7	2.6	2.7
NPL coverage ratio (%)	119	118	112
Cost of risk (%)	1.00	0.94	0.85

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.

Turkey	27

(of lower cost than those in local currency), with the fund mix continuing to evolve toward a lower-cost structure.

Results

Turkey generated a net attributable profit of €174m in the first half of the year, up 8.9% year-on-year, supported by:

•	Better performance of net interest income than in the previous quarter. This heading increased by 8.5% in the last three months and 30.7% in year-on-year terms on the cumulative figure for the first half of the year, thanks to strong activity. Customer spreads remain stable.

•	Fees and commissions closely in line with the figure for the first half of 2014. The diversified revenue base from fees and commissions has mitigated the impact of the new regulation approved in October 2014, which limits the fees on consumer loans and credit cards. The quarter-on-quarter comparison is affected by one-off revenues posted in the previous quarter from the closing of several project finance deals.

•	NTI in the semester was affected by the performance of the wholesale financial markets.

•	Operating expenses have been negatively affected by the high level of inflation and higher reimbursements of fees and commissions to customers in the quarter.

•	Lastly, impairment losses on financial assets increased in the first half of the year, in line with the year-on-year growth in lending activity.

28	Business areas

Mexico

Highlights

•	Lending still growing at double-digit rates, in an environment of moderate economic growth.

•	Increase in the portfolio biased toward wholesale segments.

•	Sound and resilient earnings in the area.

•	Good risk indicators that compare favorably with the banking system as a whole.

Mexico	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H15	Δ%	Δ% (2)	1H14
Net interest income	2,734	16.1	9.1	2,354
Net fees and commissions	605	8.0	1.4	560
Net trading income	109	1.4	(4.8)	108
Other income/expenses	110	(2.2)	(8.2)	112
Gross income	3,558	13.5	6.6	3,134
Operating expenses	(1,309)	13.4	6.5	(1,155)
Personnel expenses	(580)	16.4	9.4	(498)
General and administrative expenses	(621)	9.2	2.6	(568)
Depreciation and amortization	(108)	23.1	15.6	(88)
Operating income	2,248	13.6	6.7	1,980
Impairment on financial assets (net)	(852)	13.5	6.6	(750)
Provisions (net) and other gains (losses)	(16)	(60.3)	(62.7)	(42)
Income before tax	1,380	16.2	9.2	1,188
Income tax	(339)	18.0	10.8	(287)
Net income	1,042	15.7	8.6	901
Non-controlling interests	0	15.5	8.5	0
Net attributable profit	1,041	15.7	8.6	900

Balance sheet	30-06-15	Δ%	Δ% (1)	30-06-14
Cash and balances with central banks	5,326	19.9	18.7	4,442
Financial assets	35,356	1.4	0.4	34,870
Loans and receivables	50,340	14.6	13.4	43,942
Loans and advances to customers	48,006	15.7	14.5	41,504
Loans and advances to credit institutions and other	2,334	(4.3)	(5.2)	2,438
Tangible assets	1,899	34.6	33.2	1,411
Other assets	3,935	3.2	2.1	3,813

Total assets/liabilities and equity	96,855	9.5	8.4	88,479

Deposits from central banks and credit institutions	8,851	2.7	1.7	8,617
Deposits from customers	50,497	9.7	8.6	46,030
Debt certificates	5,448	25.4	24.1	4,345
Subordinated liabilities	4,466	18.4	17.2	3,770
Financial liabilities held for trading	7,252	(0.5)	(1.5)	7,291
Other liabilities	15,092	10.7	9.6	13,627
Economic capital allocated	5,250	9.5	8.3	4,797

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross) (1)	49,627	48,690	43,598
Customer deposits under management (1-2)	47,326	47,325	44,357
Mutual funds	20,260	20,797	18,362
Pension funds	—	—	—
Efficiency ratio (%)	36.8	36.9	36.8
NPL ratio (%)	2.8	2.8	3.4
NPL coverage ratio (%)	116	116	113
Cost of risk (%)	3.43	3.44	3.61

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

Macro and industry trends

The Mexican economy continues to grow steadily, sustained by the positive export sector, in an environment of inflation levels below 3%. The process of rises in reference interest rates will be linked to the Fed’s monetary normalization cycle, although it is expected to be slow.

As regards the exchange rate, the Mexican peso lost against the dollar and the euro in the quarter, in response to doubts about the impact of the stabilization of the oil price at low levels and the uncertainty about the effects of the Fed’s monetary policy on capital flows into the country. All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

Trends in the country’s financial system remain similar to the previous quarter: double-digit growth in the loan portfolio (information as of May 2015 from the National Banking and Securities Commission, CNBV), a high solvency level and improvement in the past-due portfolio ratio (NPA ratio under local criteria) to around 3%.

Activity

Lending continues to grow year-on-year at double-digit rates (13.8%). Year to date it grows 4.1%

The wholesale portfolio has grown the most (up 20.8% year-on-year and up 3.9% since December) thanks to the positive progress in commercial and public sector loans (both segments show increases of more than 20% year-on-year and above 5% against the figure for December 2014). Finance for housing developers is beginning to grow, closing the first half of the year with an increase of 7.8% since the closing of 2014. As a result, BBVA in Mexico has managed to increase its market share in the commercial portfolio by more than 100 basis points in the first half of the year, according to the latest public information on local banks from the CNBV as at the close of May 2015.

The retail portfolio has also grown (+7.5% year-on-year and +3.4% since 31-Dec-2014). The biggest rises have been in SMEs, which have grown 10.5% in the semester. Payroll and personal loans have performed well (up 11.2% in the semester), strongly supported by the strategy of pre-approved loans for the customer base. As a result, BBVA in Mexico has gained 81 basis points in market share since the end

30	Business areas

of 2014 in the two portfolios. Lastly, origination of new mortgage loans has performed outstandingly (up 19.4% year-on-year, with public information as of the closing of May 2015 from the CNBV).

In terms of credit quality, the NPA and coverage ratios remained stable over the quarter. It is worth noting that, taking into account local data, the BBVA subsidiary in Mexico has posted better indicators than the average of its main competitors, according to the latest information available from the CNBV.

Total customer funds have also performed well (up 7.5% year-on-year and up 5.2% since 31-Dec-2014). The best performers in customer funds are bank deposits, which have grown 6.7% in the semester thanks to the favorable performance of current and savings accounts (up 1.8%), and above all time deposits (up 18.1%). Lastly, assets under management by investment companies have grown 6.4% since the end of 2014.

Results

BBVA in Mexico has shown great resilience in its earnings in 2015, with an improvement in the net attributable profit of 8.6% with respect to the figure for the same period of the previous year. This has all happened in an environment of moderate economic growth in the country.

Net interest income performed better than in the previous quarter. Its moderate progress in comparison with that of activity is mainly due to an increase in the portfolio that is biased toward wholesale segments (with lower yields, but also with a better risk profile) and more limited revenue derived from the Global Markets unit.

Net fees and commissions are slightly higher than in the same period in 2014, boosted by a rise in related transactions, above all credit cards, as well as cash management products geared toward the commercial segment.

There was a slight fall in NTI, compared with a very high figure obtained in the same period in 2014.

The decline in other income/expenses is due to the larger contribution in comparison with the same period of 2014 to the local deposit guarantee fund, the IPAB, linked to the increased volume of liabilities. However, under this heading there has been growth in the earnings generated by the insurance business as a result of its improved performance. Over the quarter this unit has launched a new product called Wibe, the first online digital channel for buying car insurance in Mexico.

Year-on-year growth in operating expenses, due to the investment plans being executed in Mexico since 2013, has remained in check. Overall, the increase in both revenue and costs has kept the efficiency ratio at a very similar level to the same period the previous year and the first quarter of 2015.

Lastly, impairment losses on financial assets have increased slightly less than the loan portfolio, due partly to the change in the loan portfolio mix (with an increase in the weight of wholesale customers, with a better risk profile), and a favorable performance of corporate clients, developers and the portfolio of residential real-estate mortgages. This puts the cumulative cost of risk as of June 2015 at very similar levels to those of the previous quarter and far below the figure for the first half of 2014.

Mexico	31

South America

Highlights

•	Strength in activity.

•	Favorable performance of more recurring revenue.

•	Costs conditioned by investment plans and high inflation in Argentina.

•	Risk indicators are stable.

32	Business areas

Macro and industry trends

South America is having to deal with a less favorable international environment than in recent years, above all due to falls in commodity prices and the slowdown in China. A gradual recovery in the rate of growth is expected in 2015, but with different rates in each country. The recent increase in inflation generated from the depreciation of currencies and idiosyncratic factors, such as increases in taxes or administered prices in some countries, suggest reference interest rates should remain stable in most of the region.

The financial systems in the region remain sound in general, with good levels of capitalization and profitability and NPA ratios in check. In activity there has been a positive trend in lending and deposits, although the rates of growth are more moderate than in previous years.

Activity

All the rates of change given below refer to constant exchange rages, and do not include earnings and activity in Venezuela, unless expressly stated otherwise.

Gross lending to customers has remained strong since the start of the year, with growth since the end of December of 5.8%, thanks to the good performance of all the countries in the region, particularly Argentina, Colombia and Peru.

By segment, the individual business has performed well, boosted by growth in credit cards (14.0% since 31-Dec-2014), the mortgage portfolio (4.7% over the year) and consumer finance (4.4% in the semester). There was also a good performance in commercial lending (up 6.0% in the same timeframe).

Asset quality over the quarter showed stability of the NPA ratio and slight improvement of the coverage ratio.

Total customer funds (both on and off-balance-sheet) have grown at a rate of 6.6% so far this year (up 6.2% for customer deposits under management), with current and savings accounts performing best (up 7.9%). There was also an outstanding 10.2% increase in mutual funds in the first six months of the year. By country, the best performance of total customer funds in the first six months of 2015 has been in Argentina (up 19.5%) and Peru (up 12.0%).

Financial statements and relevant business indicators

(Million euros and percentage)

	South America	South America excluding Venezuela
Income statement	1H15	1H15	Δ%	Δ% (1)	1H14
Net interest income	1,652	1,558	18.0	11.3	1,320
Net fees and commissions	360	346	20.5	11.4	287
Net trading income	306	217	31.7	22.3	164
Other income/expenses	(22)	48	12.8	6.2	43
Gross income	2,297	2,169	19.5	12.2	1,814
Operating expenses	(1,014)	(981)	20.7	13.2	(812)
Personnel expenses	(527)	(514)	21.0	13.1	(425)
General and administrative expenses	(434)	(417)	21.6	14.3	(343)
Depreciation and amortization	(53)	(49)	10.9	4.9	(44)
Operating income	1,283	1,189	18.6	11.4	1,002
Impairment on financial assets (net)	(310)	(300)	28.0	21.0	(234)
Provisions (net) and other gains (losses)	(45)	(15)	(19.3)	(27.4)	(18)
Income before tax	927	874	16.6	9.4	749
Income tax	(272)	(235)	23.3	16.2	(190)
Net income	655	639	14.3	7.2	559
Non-controlling interests	(181)	(174)	14.2	4.0	(152)
Net attributable profit	474	465	14.4	8.4	407

Balance sheet	30-06-15	30-06-15	Δ%	Δ% (1)	30-06-14
Cash and balances with central banks	9,722	9,282	50.7	45.3	6,160
Financial assets	9,736	9,472	27.6	27.9	7,422
Loans and receivables	49,513	47,826	16.1	14.0	41,203
Loans and advances to customers	45,018	43,856	14.1	12.3	38,450
Loans and advances to credit institutions and other	4,495	3,969	44.2	36.8	2,753
Tangible assets	767	731	21.0	16.6	604
Other assets	1,701	1,628	22.8	19.5	1,325

Total assets/liabilities and equity	71,441	68,939	21.6	19.4	56,714

Deposits from central banks and credit institutions	6,407	6,399	50.4	43.4	4,255
Deposits from customers	43,338	41,320	13.1	12.0	36,545
Debt certificates	5,119	5,119	20.0	13.8	4,266
Subordinated liabilities	2,056	2,056	62.9	60.1	1,262
Financial liabilities held for trading	3,445	3,445	150.3	139.4	1,376
Other liabilities	8,482	8,120	21.1	17.3	6,704
Economic capital allocated	2,594	2,479	7.5	9.4	2,305

Relevant business	South America	South America excluding Venezuela
indicators	30-06-15	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross) (1)	46,403	45,207	43,573	40,291
Customer deposits under management (1-2)	43,284	41,288	39,886	36,608
Mutual funds	4,328	4,327	4,399	3,161
Pension funds	5,381	5,381	5,411	3,828
Efficiency ratio (%)	44.2	45.2	45.9	44.8
NPL ratio (%)	2.3	2.3	2.3	2.1
NPL coverage ratio (%)	122	120	119	134
Cost of risk (%)	1.23	1.34	1.21	1.23

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America	33

Results

South America posted a net attributable profit in the first half of the 2015 of €465m (€474m including Venezuela), equivalent to a year-on-year growth of 8.4%. Highlights for the half-year:

•	Positive performance of net interest income, which has grown year-on-year by 11.3% thanks to the strength of activity and maintenance of spreads.

•	Good rise in net fees and commissions (up 11.4%).

•	NTI is 22.3% higher than in the same period in 2014, due to the significant effect of the depreciation of the currencies against the U.S. dollar.

•	The trend in operating expenses is strongly influenced by the investments made over recent years and the high inflation in
Argentina. Even so, the efficiency ratio has improved compared with the first quarter of 2015 and is at similar levels to the first six months of 2014.

•	The rate of growth of impairment losses on financial assets is higher than the year-on-year increases in activity, partly due to a less favorable environment than in previous periods.

•	By country, Argentina has grown significantly in all the income lines thanks to the strength of activity and maintenance of spreads. In Colombia earnings have been boosted by the good performance of gross income and by cost control. Peru has maintained strong gross income, supported by recurring revenue and NTI, as reflected in the net attributable profit. Chile has recorded in the first halft of the year the negative impact on tax due to the increased tax rate under the reform that came into force in January.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	30-06-15	30-06-14	30-06-15	30-06-14	30-06-15	30-06-14	30-06-15	30-06-14	30-06-15	30-06-14
Loans and advances to customers (gross) (1)	4,741	3,699	12,871	12,387	11,505	10,037	13,149	11,836	1,196	522
Customer deposits under management (1-2)	5,794	4,618	8,533	8,279	11,401	10,616	11,729	9,922	1,996	896
Mutual funds	942	317	1,376	1,087	708	670	1,301	1,087	1	10
Efficiency ratio (%)	51.5	51.2	48.0	46.1	39.3	41.0	35.4	35.8	26.3	42.6
NPL ratio (%)	0.8	0.9	2.5	2.4	2.4	2.0	2.6	2.3	1.1	2.1
NPL coverage ratio (%)	401	373	67	82	133	152	128	146	279	160
Cost of risk (%)	1.66	1.43	1.09	0.97	1.50	1.48	1.46	1.39	0.35	1.92

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1H15	Δ%	Δ% at constant exchange rates	1H14	1H15	Δ%	Δ% at constant exchange rates	1H14
Argentina	303	39.6	28.0	217	124	32.4	21.4	93
Chile	186	7.6	(1.6)	173	74	(4.4)	(12.5)	78
Colombia	296	9.4	12.8	270	159	21.4	25.1	131
Peru	367	20.3	8.4	305	92	19.2	7.4	77
Venezuela	94	(70.1)	n.m.	315	9	(87.6)	87.3	74
Other countries (1)	38	0.5	(8.2)	37	16	(41.1)	(45.6)	27

Total	1,283	(2.6)	17.9	1,317	474	(1.3)	9.3	481

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

34	Business areas

Rest of Eurasia

Highlights

•	Lending activity conditioned by the maturity of wholesale operations.

•	Year-on-year comparison affected by the dividend received from CNCB in 2014.

Macro and industry trends

Economic activity in the euro zone in the quarter has been marked by the ECB’s asset purchase program and its impact on the currency’s depreciation (although over the quarter the euro appreciated against the U.S. dollar) and the reduction in funding costs as a result of the current environment of all-time low interest rates. The incipient recovery in the demand for new bank lending is reflected in a gradual improvement of household spending, which will contribute to GDP growth in 2015.

In China economic activity continues to slow, although demand, tax and, particularly, monetary policies have room to achieve GDP growth of 7%, the level set as a target by the country’s authorities for 2015.

Activity

Decline in gross lending to customers in the area as a result of the maturity of relevant operations in the quarter for some of CIB’s wholesale customers.

Asset quality indicators have once again performed very well, both in the quarter and over the last 12 months.

Customer deposits under management have increased significantly, 51.0% in year-on-year terms (up 5.9% in the semester), influenced by the good performance of deposits in the wholesale segment in Europe.

Results

Generation of a cumulative net attributable profit of €43m, which is lower than the amount for the first half of 2014. This decline has been strongly influenced by the CNCB dividend collected in the same period in 2014. Moreover, the high volume of liquidity in the euro zone

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H15	Δ%	1H14
Net interest income	85	(10.3)	95
Net fees and commissions	90	(6.2)	96
Net trading income	89	(5.7)	95
Other income/expenses	0	(99.9)	177
Gross income	265	(42.7)	463
Operating expenses	(176)	6.8	(165)
Personnel expenses	(100)	10.0	(91)
General and administrative expenses	(68)	0.5	(68)
Depreciation and amortization	(7)	33.9	(5)
Operating income	89	(70.1)	298
Impairment on financial assets (net)	(28)	(33.7)	(42)
Provisions (net) and other gains (losses)	5	n.m.	(4)
Income before tax	66	(73.7)	253
Income tax	(23)	(47.7)	(44)
Net income	43	(79.3)	208
Non-controlling interests	—	—	—
Net attributable profit	43	(79.3)	208

Balance sheet	30-06-15	Δ%	30-06-14
Cash and balances with central banks	277	45.2	191
Financial assets	3,134	(28.4)	4,376
Loans and receivables	15,890	(7.7)	17,214
Loans and advances to customers	15,070	(3.6)	15,626
Loans and advances to credit institutions and other	820	(48.4)	1,589
Inter-area positions	—	—	—
Tangible assets	51	(35.5)	79
Other assets	600	104.7	293
Total assets/liabilities and equity	19,952	(9.9)	22,153
Deposits from central banks and credit institutions	5,652	6.7	5,295
Deposits from customers	11,809	52.7	7,735
Debt certificates	0	(4.7)	—
Subordinated liabilities	325	(38.5)	529
Inter-area positions	444	(92.7)	6,123
Financial liabilities held for trading	97	(52.2)	202
Other liabilities	324	110.1	154
Economic capital allocated	1,301	(38.5)	2,115

Rest of Eurasia	35

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross)	15,742	16,868	16,364
Customer deposits under management (1)	11,707	12,858	7,631
Mutual funds	1,185	1,236	1,139
Pension funds	338	365	307
Efficiency ratio (%)	66.4	54.8	35.6
NPL ratio (%)	3.4	3.4	4.0
NPL coverage ratio (%)	86	82	79
Cost of risk (%)	0.34	0.55	0.46

(1)	Excluding repos.

following the ECB’s actions has resulted in a narrowing of the spreads for new lending transactions, particularly in the wholesale business, with the consequent negative effect on net interest income and also on income from fees and commissions.

36	Business areas

Corporate Center

The Corporate Center posted a positive result in the first half of 2015 of €230m, which compares with the loss recorded in the same period the previous year (-€755m). These figures are heavily conditioned by:

•	The improved trend in net interest income basically due to lower costs of wholesale finance.

•	Excellent performance of NTI, basically due to the posting of certain capital gains from the Holdings in Industrial and Financial Companies unit.

•	Receipt of the Telefónica dividend in the quarter.

•	The earnings from corporate operations heading includes the capital gains of €705m net of taxes from various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and €22m for the badwill generated in the Cx deal.

Financial statements

(Million euros)

Income statement	1H15	Δ%	1H14
Net interest income	(225)	(30.7)	(325)
Net fees and commissions	(65)	13.2	(57)
Net trading income	148	n.m.	(15)
Other income/expenses	80	28.7	62
Gross income	(63)	(81.3)	(335)
Operating expenses	(542)	4.9	(517)
Personnel expenses	(265)	20.7	(220)
General and administrative expenses	(46)	(30.8)	(66)
Depreciation and amortization	(231)	0.0	(231)
Operating income	(605)	(29.0)	(852)
Impairment on financial assets (net)	5	n.m.	(1)
Provisions (net) and other gains (losses)	(53)	(48.8)	(103)
Income before tax	(652)	(31.8)	(957)
Income tax	172	(15.9)	205
Net income from ongoing operations	(480)	(36.1)	(752)
Results from corporate operations (1)	727	n.m.	—
Net income	247	n.m.	(752)
Non-controlling interests	(17)	n.m.	(3)
Net attributable profit	230	n.m.	(755)
Net attributable profit (excluding results from corporate operations)	(497)	(34.1)	(755)

(1)	2015 includes the capitral gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from Cx operation.

Balance sheet	30-06-15	Δ%	30-06-14
Cash and balances with central banks	13	(35.5)	20
Financial assets	3,491	1.1	3,453
Loans and receivables	90	150.9	36
Loans and advances to customers	90	150.9	36
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,775	32.3	2,097
Other assets	22,645	35.4	16,721

Total assets/liabilities and equity	29,014	30.0	22,327

Deposits from central banks and credit institutions	0	n.m.	0
Deposits from customers	0	25.0	0
Debt certificates	5,900	27.8	4,619
Subordinated liabilities	4,780	6.1	4,504
Inter-area positions	(12,505)	(10.3)	(13,939)
Financial liabilities held for trading	—	—	—
Other liabilities	6,499	11.2	5,846
Shareholders’ funds	49,567	7.2	46,226
Economic capital allocated	(25,228)	1.2	(24,930)

Corporate Center	37

Annex

Interest rates

(Quarterly averages)

	2015		2014
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.05	0.05	0.05	0.12	0.22	0.25
Euribor 3 months	(0.01)	0.05	0.08	0.16	0.30	0.30
Euribor 1 year	0.17	0.25	0.33	0.44	0.57	0.56
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.30	3.30	3.29	3.29	3.67	3.79
CBRT (Turkey)	8.26	7.99	8.40	8.40	9.79	9.22

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
	30-06-15	Δ% on 30-06-14	Δ% on 31-03-15	Δ% on 31-12-14	1H15	Δ% on 1H14
Mexican peso	17.5331	1.0	(5.8)	1.9	16.8845	6.5
U.S. dollar	1.1189	22.1	(3.8)	8.5	1.1155	22.9
Argentinean peso	10.1617	9.3	(6.7)	2.2	9.8345	9.0
Chilean peso	710.23	5.9	(5.1)	3.8	693.00	9.3
Colombian peso	2,890.17	(11.1)	(4.2)	0.6	2,770.08	(3.0)
Peruvian new sol	3.5527	7.3	(6.2)	1.7	3.4576	11.0
Venezuelan bolivar fuerte	220.7506	(93.4)	(6.0)	(93.4)	220.7506	(93.4)
Turkish lira	2.9953	(3.3)	(6.1)	(5.5)	2.8623	3.7

38	Annex

Other information: Corporate & Investment Banking

Highlights

•	Growth of the loan book in most geographical areas.

•	Good performance of new deposits.

•	Favorable performance of revenue from the GTB, Corporate Finance and Global Markets units.

Other information: Corporate & Investment Banking	39

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H15	Δ%	Δ%(1)	1H14
Net interest income	703	(6.4)	0.7	751
Net fees and commissions	363	(2.5)	(6.1)	372
Net trading income	447	64.2	69.2	272
Other income/expenses	66	36.3	(4.1)	49
Gross income	1,579	9.3	11.4	1,444
Operating expenses	(491)	9.3	6.6	(449)
Personnel expenses	(252)	6.6	2.1	(236)
General and administrative expenses	(227)	11.7	11.8	(204)
Depreciation and amortization	(11)	22.9	13.3	(9)
Operating income	1,088	9.4	13.6	995
Impairment on financial assets (net)	(46)	(60.3)	(59.8)	(117)
Provisions (net) and other gains (losses)	7	n.m.	n.m.	(8)
Income before tax	1,049	20.7	25.2	870
Income tax	(309)	25.4	24.8	(246)
Net income	740	18.8	25.3	623
Non-controlling interests	(74)	3.2	52.6	(71)
Net attributable profit	667	20.8	22.9	552

Balance sheet	30-06-15	Δ%	Δ%(1)	30-06-14
Cash and balances with central banks	2,681	(33.2)	(25.3)	4,015
Financial assets	93,237	5.0	4.7	88,782
Loans and receivables	81,741	12.8	10.4	72,482
Loans and advances to customers	55,455	10.2	7.4	50,336
Loans and advances to credit institutions and other	26,285	18.7	17.3	22,146
Inter-area positions	—	—	—	—
Tangible assets	51	112.5	97.9	24
Other assets	3,045	(28.8)	(29.4)	4,277

Total assets/liabilities and equity	180,756	6.6	5.7	169,581

Deposits from central banks and credit institutions	55,402	(2.1)	(2.5)	56,592
Deposits from customers	51,364	12.8	19.1	45,519
Debt certificates	1,588	n.m.	n.m.	(70)
Subordinated liabilities	1,663	32.1	30.9	1,259
Inter-area positions	5,264	(7.3)	(42.4)	5,680
Financial liabilities held for trading	56,572	8.7	8.5	52,035
Other liabilities	4,745	6.6	6.7	4,451
Economic capital allocated	4,159	1.1	0.4	4,115

Relevant business indicators	30-06-15	31-03-15	30-06-14
Loans and advances to customers (gross) (1)	56,405	57,088	52,690
Customer deposits under management (1-2)	37,092	39,104	29,750
Mutual funds	1,332	1,314	766
Pension funds	—	—	—
Efficiency ratio (%)	31.1	31.3	31.1
NPL ratio (%)	0.9	0.9	1.5
NPL coverage ratio (%)	133	119	83
Cost of risk (%)	0.39	0.17	0.47

(1)	Figures at constant exchange rates.
(2)	Including area’s repos in Mexico.

Macro and industry trends

The most important macroeconomic and industry trends affecting the Group’s wholesale business in the first semester of 2015 have been:

•	Increased volatility in the financial markets, above all the stock markets, due to the Greek crisis, uncertainty about the Fed’s interest rate rises and the economic slowdown in China.

•	More investor activity, boosted by a series of significant events (including the ECB’s bond purchase program, the end to the fixed exchange rate between the euro and the Swiss franc, appreciation of the dollar and uncertainty regarding Greece).

Activity

All the comments below on rates of change are expressed at a constant exchange rate, unless expressly stated otherwise.

Lending grows 5.5% over the year. Since the end of December 2014 there has been an increase in the wholesale loan portfolio in Spain (up 7.2%), which leaves its volume at the same level as a year ago. This rise was positively influenced by more than 30 syndicated loan operations closed in the quarter in Spain. There has been a notable rise in Mexico, as commented in the corresponding section. It is worth noting that BBVA is a leader in the syndicated loan market by volume in Latin America.

In customer funds, new deposits have performed well, with a rise of 12.2% in the semester, mainly due to Europe. The positive trend is largely the result of the development of solutions covering the transaction needs of customers and the incorporation of new functionalities and improvements in online banking by the Global Transaction Banking (GTB) unit.

Results

The following are the most important features of the results of the first half of 2015 for CIB:

Good performance by gross income, influenced by the positive figures from the GTB, Corporate Finance and Global Markets units. The Global Markets unit had outstanding revenue figures from the corporates segment in all products (up 41.0% year-on-year), as well as the foreign-currency business (up 78.0% year-on-year). By geographical areas, Europe had the best performance in the period.

40	Annex

Operating expenses have grown by 6.6% in year-on-year terms, influenced by ongoing investment in technology, and also by the high level of inflation in some countries. Thus, the efficiency ratio accumulated to June is at similar level to that of the same period in 2014 and to the first quarter of 2015.

Lastly, impairment losses on financial assets for the second quarter of 2015 are in line with the first quarter of the year, and there has been a year-on-year fall of 59.8% in the cumulative total.

Other information: Corporate & Investment Banking	41

Conciliation of the BBVA Group’s financial statements

These headings present the reconciliation of the Group’s financial statements with the Garanti Group using the equity method versus consolidation in proportion to the percentage of the BBVA Group’s stake in the Turkish entity. In terms of reporting to the market, this consolidation method is deemed better for evaluating the nature and financial effects of the Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on solvency. Moreover, the corporate operations heading in 2015 includes the capitral gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from Cx operation.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake and with the heading “Results from corporate operations”		Garanti Group consolidated using the equity method
	1H15	1H14	1H15	1H14
Net interest income	7,521	7,038	7,096	6,724
Net fees and commissions	2,216	2,086	2,119	1,992
Net trading income (1)	1,425	1,176	1,446	1,151
Dividend income	236	371	236	370
Income by the equity method	21	1	195	155
Other operating income and expenses	135	(305)	127	(310)
Gross income	11,554	10,368	11,219	10,082
Operating expenses	(5,718)	(5,275)	(5,499)	(5,091)
Personnel expenses	(2,998)	(2,734)	(2,888)	(2,638)
General and administrative expenses	(2,130)	(1,976)	(2,039)	(1,905)
Depreciation and amortization	(590)	(565)	(572)	(548)
Operating income	5,836	5,093	5,720	4,991
Impairment on financial assets (net)	(2,208)	(2,177)	(2,137)	(2,126)
Provisions (net)	(394)	(443)	(392)	(433)
Other gains (losses) (2)	(188)	(365)	708	(365)
Income before tax	3,046	2,109	3,899	2,067
Income tax	(815)	(566)	(941)	(524)
Net income from ongoing operations	2,231	1,544	2,958	1,544
Net income from discontinued operations	—	—	—	—
Results from corporate operations	727	—	—	—
Net income	2,958	1,544	2,958	1,544
Non-controlling interests	(200)	(215)	(200)	(215)
Net attributable profit	2,759	1,328	2,759	1,328

(1)	Includes “Net trading income” and “Exchange rate differences (net)”.
(2)	Includes “Impairment losses on other assets (net)”, “Gains (losses) on derecognized assets not classified as non-recurrent assets held for sale” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations”.

42	Annex

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake	Garanti Group consolidated using the equity method
	30-06-15	30-06-15
Cash and balances with central banks	30,192	27,876
Financial assets held for trading	82,693	82,499
Other financial assets designated at fair value	3,499	3,003
Available-for-sale financial assets	107,136	103,533
Loans and receivables	415,020	399,984
Loans and advances to credit institutions	29,074	27,929
Loans and advances to customers	374,888	361,091
Debt securities	11,058	10,963
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	1,013	4,660
Tangible assets	8,753	8,570
Intangible assets	9,212	7,829
Other assets (1)	31,553	31,250

Total assets	689,071	669,204

Financial liabilities held for trading	56,977	56,735
Other financial liabilities designated at fair value	3,746	2,821
Financial liabilities at amortized cost	546,480	528,123
Deposits from central banks and credit institutions	94,763	90,533
Deposits from customers	363,373	351,354
Debt certificates	62,299	61,041
Subordinated liabilities	16,126	16,103
Other financial liabilities	9,919	9,092
Liabilities under insurance contracts	10,333	10,322
Other liabilities (2)	20,538	20,206

Total liabilities	638,074	618,207

Non-controlling interests	1,728	1,728
Valuation adjustments	(2,909)	(2,909)
Shareholders’ funds	52,177	52,177

Total equity	50,997	50,997

Total equity and liabilities	689,071	669,204

Memorandum item:
Contingent liabilities	37,812	34,230

(1)	Includes “Fair value changes of the hedge items in portfolio hedges of interest-rate risk”, “Hedging derivatives”, “Non-current assets held for sale”, “Reinsurance assets”, “Tax assets” and “Other assets”.
(2)	Includes “Hedging derivatives”, “Provisions”, “Tax liabilities” and “Other liabilities”.

Conciliation of the BBVA Group’s financial statements	43

BBVA INVESTOR RELATIONS

Headquarters

Ciudad BBVA. Calle Azul, 4

28050 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

More information at:

http://shareholdersandinvestors.bbva.com

BBVA

2Q15

Dow Jones Sustainability Indices

MSCI

FTSE4Good

adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2015	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorized Representative